Results of Annual General Meeting of Shareholders

1. Approval of financial statements

(Unit: KRW million)

Fiscal Year 2005

Total assets	2,980,101	Revenues	1,444,411

Total liabilities	1,412,514	Operating profit	53,228

Paid-in capital	2,310,676	Net income	-208,840

Total shareholders’ equity	1,567,587	EPS (KRW)	-452

Opinion of external auditors		Fair

2. Resolution on dividend payout: N/A

3. Status of the designation of officers (as of the appointment date)

A.	Number of newly appointed officers

Standing director: 1
Non-standing director (Audit Committee member) : 1
Outside director: 2

B.	Number of outside directors after appointment

Total number of directors: 10
Total number of outside directors: 6
Proportion of outside directors: 60.0%

C.	Total number of Audit Committee members after appointment

Audit Committee members who are outside directors: 2
Audit Committee members who are not outside directors: 1

4. Other resolutions

A.	Agendum 1 : Approval of the Financial Statements of hanarotelecom incorporated for the Fiscal Year 2005

è Approved as proposed

B.	Agendum 2 : Approval of the Financial Statements of Korea Thrunet Co., Ltd. for the Fiscal Year 2005

èApproved as proposed

(Unit : KRW million)

Total assets	269,441	Revenues	298,411

Total liabilities	193,088	Operating profit	-16,894

Paid-in capital	257,836	Net income	-89,853

Total shareholders’ equity	76,353	EPS (KRW)	-1,461

Opinion of external auditors		Fair

C.	Agendum 3 : Amendment of the Articles of Incorporation

è Approved as proposed

Change in business objective etc.

D.	Agendum 4 : Appointment of Director

è Approved as proposed

E.	Agendum 5 : Appointment of Audit Committee Member (Non-Outside Directors)

è Approved as proposed

F.	Agendum 6 : Appointment of Outside Directors

è Approved as proposed

G.	Agendum 7 : Approval of the Ceiling Amount of Compensation for Directors for the Fiscal Year 2006

è Approved as proposed

The ceiling amount of compensation for directors : KRW 2 billion

H.	Agendum 8 : Approval of Capital Reduction

è Approved as proposed

Record date : May 2, 2006
Ratio of capital reduction : 50%
Number of shares subject to capital reduction : 231,676,506 registered common shares

I.	Agendum 9 : Approval of grant of stock option rights

è Approved as proposed

A total of 4,650,000 shares to be granted to 17 officers

5. Date of shareholders’ meeting : March 24, 2006

6. Others

The appointment of the newly appointed outside directors (candidates for Audit Committee members), Steven J. Schneider and Afshin Mohebbi, as Audit Committee members shall be determined by the Board of Directors in accordance with Article 37-2 of the Articles of Incorporation.

[Profile of the Appointed Director]

Name	Date of birth	Term of office	Career	Current position	Nationality
2003~2006: Managing Director, Newbridge Capital 2000~2003:
Byung-Moo Park (Newly appointed)	Jun. 23, 1961	3 years	Representative Director, Plenus Entertainment	Standing director, hanarotelecom incorporated	Korea

[Profile of the Appointed Audit Committee Member]

Name	Date of birth	Term of office	Career	Current position	Nationality	Remark
2003~present:
Peter Whang (Newly appointed)	May 20, 1967	3 years	Representative Director, AIGGIC Korea LTD. 1999~2003: Head of Private Equity, AIGGIC Korea LTD.	Representative Director, AIGGIC Korea LTD.	USA	Audit Committee member who is not an outside director

[Profile of the Appointed Outside Director]

Name	Date of birth	Term of office	Career	Current position	Nationality
2005~present:
Steven J. Schneider (Newly appointed)	Dec. 17, 1959	3 years	President & CEO, GE Asia-Pacific 2001~2005: Chairman & CEO, GE China	President & CEO, GE Asia-Pacific	USA

Afshin Mohebbi (Newly appointed)	Mar. 18, 1963	3 years	Present: member of BOD, BearingPoint Inc. 1999: President & COO, Qwest Communications International Inc.	Member of BOD, BearingPoint Inc.	USA